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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                      BUTTREY FOOD AND DRUG STORES COMPANY
                                (NAME OF ISSUER)
                            ------------------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                            ------------------------

                                   124234105
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                             THOMAS R. SALDIN, ESQ.
                               ALBERTSON'S, INC.
                            250 PARKCENTER BOULEVARD
                                  P.O. BOX 20
                               BOISE, IDAHO 83726
                           TELEPHONE: (208) 395-6200
                           FACSIMILE: (208) 395-6225
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                    COPY TO:
                           THEODORE J. KOZLOFF, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                      FOUR EMBARCADERO CENTER, SUITE 3800
                        SAN FRANCISCO, CALIFORNIA 94111
                           TELEPHONE: (415) 984-6400
                           FACSIMILE: (415) 984-2698

                                JANUARY 19, 1998
       (DATE OF EVENT WHICH REQUIRES FILING OF STATEMENT ON SCHEDULE 13D)

---------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

     *The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).
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

                                  SCHEDULE 13D

--------------------------
  CUSIP No. 124234105
--------------------------
------------------------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
    1     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Locomotive Acquisition Corp. (Employer Identification Number Applied For)
------------------------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  [ ]
    2     (b)  [ ]
------------------------------------------------------------------------------------------------
          SEC USE ONLY
    3
------------------------------------------------------------------------------------------------
          SOURCE OF FUNDS*
    4
          AF
------------------------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    5     PURSUANT TO ITEMS 2(d) or 2(e)                                                     [ ]
------------------------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION
    6
          Delaware
------------------------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                     7
                                           None
     NUMBER OF                    ---------------------------------------------------------------
      SHARES                               SHARED VOTING POWER
   BENEFICIALLY                      8
     OWNED BY                              4,389,879 See Item 4
       EACH                       ---------------------------------------------------------------
     REPORTING                             SOLE DISPOSITIVE POWER
      PERSON                         9
       WITH                                None
                                 ---------------------------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                     10
                                           None
------------------------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    11    PERSON
          4,389,879 See Item 4
------------------------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12    CERTAIN SHARES  [ ]
------------------------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
    13
          50.8%
------------------------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
    14
          CO
------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------
  CUSIP No. 124234 10 5
--------------------------
------------------------------------------------------------------------------------------------
          NAMES OF REPORTING PERSONS
    1     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Albertson's, Inc. (82-0184434)
------------------------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  [ ]
    2     (b)  [ ]
------------------------------------------------------------------------------------------------
          SEC USE ONLY
    3
------------------------------------------------------------------------------------------------
          SOURCE OF FUNDS*
    4
          WC / 00
------------------------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    5     PURSUANT TO ITEMS 2(d) or 2(e)                                                     [ ]
------------------------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION
    6
          Delaware
------------------------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                     7
                                           None
    NUMBER  OF                   ---------------------------------------------------------------
     SHARES                                SHARED VOTING POWER
   BENEFICIALLY                      8
     OWNED BY                              4,389,879 See Item 4
       EACH                      ---------------------------------------------------------------
     REPORTING                             SOLE DISPOSITIVE POWER
      PERSON                         9
       WITH                                None
                                 ---------------------------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                     10
                                           None
------------------------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    11    PERSON
          4,389,879 See Item 4
------------------------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12    CERTAIN SHARES  [ ]
------------------------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
    13
          50.8%
------------------------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON
    14
          CO
------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER.

     This statement on Schedule 13D (this "Statement" or the "Schedule 13D") relates to the common stock, $.01 par value per share (the "Shares"), of Buttrey Food and Drug Stores Company, a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 601 6th Street, S.W., Great Falls, Montana 59404.

ITEM 2. IDENTITY AND BACKGROUND.

     (a) - (c), (g) This Statement is being filed by Albertson's, Inc., a Delaware corporation ("Parent"), and Locomotive Acquisition Corp., a Delaware corporation ("Purchaser"), and a wholly owned subsidiary of Parent. The information set forth in the "INTRODUCTION" and "Section 9 -- Certain Information Concerning Parent and Purchaser" of Purchaser's Offer to Purchase, dated as of January 26, 1998, a copy of which is attached hereto as Exhibit
(a)(1) (the "Offer to Purchase"), is incorporated herein by reference. The name, business address, present principal occupation or employment, the material occupations, positions, offices or employments for the past five years and citizenship of each director and executive officer of Parent and Purchaser and the name, principal business and address of any corporation or other organization in which such occupations, positions, offices and employments are or were carried on are set forth in Schedule I of the Offer to Purchase and are incorporated herein by reference.

     (d) - (e) During the past five years, neither Purchaser nor Parent nor, to the best knowledge of Purchaser and Parent, any of the persons listed in
Schedule I of the Offer to Purchase have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The information set forth in "Section 10 -- Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

ITEM 4. PURPOSE OF THE TRANSACTION.

     (a) - (g), (j) The information set forth in the "INTRODUCTION," "Section 11 -- Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement and Certain Other Agreements" and "Section 12 -- Plans for the Company; Other Matters" of the Offer to Purchase is incorporated herein by reference.

     (h) - (i), (j) The information set forth in "Section 7 -- Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations" of the Offer to Purchase is incorporated herein by reference.

     Except as set forth in this Item 4, neither Parent nor Purchaser has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) The information set forth in "Section 9 -- Certain Information Concerning Parent and Purchaser" and "Section 11 -- Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement and Certain Other Agreements" of the Offer to Purchase is incorporated herein by reference.

     (b) Number of Shares beneficially owned by Purchaser and Parent with:

         (i) sole voting power:
             None

         (ii) shared voting power:
              4,389,879 (See Item 4)

         (iii) sole dispositive power:
               none

         (iv) shared dispositive power:
              none

     (c) Except as set forth in Item 4, neither Parent nor Purchaser has effected any transactions in the Shares during the past 60 days.

     (d)-(e) Inapplicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The information set forth in the "INTRODUCTION," "Section 9 -- Certain Information Concerning Parent and Purchaser," "Section 10 -- Source and Amount of Funds," "Section 11 -- Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement and Certain Other Agreements," "Section 12 -- Plans for the Company; Other Matters" and "Section 16 -- Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     The following documents are being filed as exhibits to this Statement and are each incorporated by reference herein.

     (a)(1) Offer to Purchase dated January 26, 1998.

     (a)(2) Letter of Transmittal.

     (a)(3) Notice of Guaranteed Delivery.

     (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(7) Summary Advertisement dated January 26, 1998.

     (a)(8) Press Release of Parent dated January 20, 1998.

     (a)(9) Press Release of Parent dated January 26, 1998.

     (a)(10) Press Release of Parent dated February 23, 1998.

     (c)(1) Agreement and Plan of Merger, dated as of January 19, 1998, by and among Parent, Purchaser and the Company.

     (c)(2) Tender and Option Agreement, dated as of January 19, 1998, by and among Parent, Purchaser and the Major Stockholder.

     (c)(3) Confidentiality Agreement, dated as of December 22, 1997, by and between Parent and Freeman Spogli & Co., on behalf of the Company.

     (c)(4) Extension, Early Termination and Waiver Agreement, dated as of February 23, 1998, by and among Parent, Purchaser and the Company.

     (c)(5) Joint Filing Agreement, dated as of February 27, 1998, by and between Parent and Purchaser.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 27, 1998

                                                  LOCOMOTIVE ACQUISITION CORP.

                                                  By:/s/ GARY G. MICHAEL
                                                  ------------------------------
                                                  Name: Gary G. Michael
                                                  Title: President

                                                  ALBERTSON'S, INC.

                                                  By:/s/ GARY G. MICHAEL
                                                  ------------------------------
                                                  Name: Gary G. Michael
                                                  Title: Chairman of the Board
                                                     and Chief Executive Officer

                                 EXHIBIT INDEX

   EXHIBIT
   NUMBER                                        EXHIBIT
   -------   --------------------------------------------------------------------------------
   (a)(1)    Offer to Purchase dated January 26, 1998.
   (a)(2)    Letter of Transmittal.
   (a)(3)    Notice of Guaranteed Delivery.
   (a)(4)    Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
             Nominees.
   (a)(5)    Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies
             and Other Nominees.
   (a)(6)    Guidelines for Certification of Taxpayer Identification Number on Substitute
             Form W-9.
   (a)(7)    Summary Advertisement dated January 26, 1998.
   (a)(8)    Press Release of Parent dated January 20, 1998.
   (a)(9)    Press Release of Parent dated January 26, 1998.
   (a)(10)   Press Release of Parent dated February 23, 1998.
   (c)(1)    Agreement and Plan of Merger, dated as of January 19, 1998, by and among Parent,
             Purchaser and the Company.
   (c)(2)    Tender and Option Agreement, dated as of January 19, 1998, by and among Parent,
             Purchaser and the Major Stockholder.
   (c)(3)    Confidentiality Agreement, dated as of December 22, 1997, by and between Parent and Freeman Spogli & Co., on behalf of the Company.
   (c)(4)    Extension, Early Termination and Waiver Agreement, dated as of February 23,
             1998, by and among Parent, Purchaser and the Company.
   (c)(5)    Joint Filing Agreement, dated as of February 27, 1998, by and between Parent and
             Purchaser.